



SECU[illegible] [illegible]SION

12062599

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL PROCESSING SECTION
RECEIVED
SEP 1 8 2012
WASH., DC
[illegible]

SEC FILE NUMBER
8-53412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSCS Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street #300
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moody 720-956-5499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th St #3600 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John Moody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSCS Financial Services LLC, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY TRUJILLO-REHRER
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires: 11/23/15

My Commission Expires: 11/23/15

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

File


008
5:18
SEC MAIL PROCESSING
RECEIVED
SEP 13 2012
WASH, D.C.
196
SECTION

MSCS Financial Services, LLC

(SEC I.D. No. 8-53412)

Financial Statements as of and for the
Six-Month Period Ended June 30, 2012,
Supplemental Schedules as of June 30, 2012,
and Independent Auditors' Report and Supplemental
Report on Internal Controls

008
5:18

MSCS Financial Services, LLC

(SEC I.D. No. 8-53412)

Financial Statements as of and for the
Six-Month Period Ended June 30, 2012,
Supplemental Schedules as of June 30, 2012,
and Independent Auditors' Report and Supplemental
Report on Internal Controls

MSCS FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: + 1 303 292 5400
Fax: + 1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
MSCS Financial Services, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of MSCS Financial Services, LLC (the "Company") as of June 30, 2012, and the related statements of income, changes in member's equity and cash flows for the six-month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2012, and the results of its operations and its cash flows for the six-month period then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3, the accompanying financial statements include transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Portions of certain expenses represent allocations made from affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules I and II listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary schedules required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. The schedules have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

September 13, 2012

MSCS FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2012

ASSETS

ASSETS:	
Cash	$ 4,117,616
Deposits with clearing organization	50,000
Accounts receivable	13,676,809
Prepaid expenses	70,616
TOTAL	$17,915,041

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$11,728,958
Payable to related party	272,391
Total liabilities	12,001,349
CONTINGENCIES	
MEMBER'S EQUITY	5,913,692
TOTAL	$17,915,041

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

STATEMENT OF INCOME
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012

REVENUE:	
Commission and service fees	$35,476,321
Interest	28
Total revenue	35,476,349
OPERATING EXPENSES:	
Administrative fees and commissions paid to other broker dealers	28,414,860
Employee compensation and benefits	3,037,987
Other operating expenses	714,632
Communications and data processing	207,885
Clearance fees	52,068
Total operating expenses	32,427,432
NET INCOME	$ 3,048,917

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012

BEGINNING MEMBER'S EQUITY, as previously presented	$ 2,287,068
PRIOR PERIOD ADJUSTMENT (See Note 6) (unaudited)	2,041,230
BEGINNING MEMBER'S EQUITY, as restated	4,328,298
NET INCOME	3,048,917
STOCK BASED COMPENSATION EXPENSE	36,477
DISTRIBUTIONS TO MEMBER	(1,500,000)
ENDING MEMBER'S EQUITY	$ 5,913,692

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,048,917
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock based compensation expense	36,477
Changes in operating assets and liabilities:	
Increase in accounts receivable	(2,710,257)
Increase in prepaid expenses	(57,648)
Increase in accounts payable and accrued liabilities	2,604,073
Net cash provided by operating activities	2,921,562
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in Payable to related party	201,796
Distributions to member	(1,500,000)
Net cash used in financing activities	(1,298,204)
NET INCREASE IN CASH	1,623,358
CASH — Beginning of period	2,494,258
CASH — End of period	$ 4,117,616

See notes to financial statements.

1. ORGANIZATION

MSCS Financial Services, LLC (the "Company") was formed on April 6, 2001 as a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Pursuant to the Company's membership agreement, the Company commenced operations on January 2, 2002 and will continue until December 31, 2049.

The Company is a wholly owned subsidiary of Matrix Settlement & Clearance Services, LLC (the "Parent" or "MSCS"), which in turn, is a wholly owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a leading global provider of investor communication services and securities processing and operations outsourcing solutions to the financial services industry, headquartered in Lake Success, New York. The Company was formed to perform broker-dealer functions required to support the Parent's business that consists primarily of facilitating the clearing of purchase and redemption trades of various mutual fund shares for the customer accounts of financial institutions such as banks, third-party administrators, and registered investment advisers throughout the United States (the "Customers"). The Company processes unsolicited mutual fund transactions from the Customers and does not process any retail business.

The Company operates pursuant to paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") with respect to its mutual fund wire order activity and the Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 with respect to clearing all transactions on a fully-disclosed basis through its clearing firm, and does not carry customer accounts or clear customer transactions. Accordingly, all such transactions are executed and introduced by the Company on behalf of its affiliate, MG Trust Company, LLC, to APEX Clearing Corporation (APEX), on a fully disclosed basis. The Company's agreement with APEX provides that, as clearing broker, APEX will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and performs all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to APEX. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. As discussed above and in Note 3, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related-party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

The Company changed its fiscal year end from December 31 to June 30 during the six months ended June 30, 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents — The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Concentrations of Credit Risk — Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable. The Company places its temporary cash investments with what management believes are high-credit quality financial institutions.

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk. For the six-month period ended June 30, 2012, no customer accounted for 10% or more of commissions and service fees.

Fair Value of Financial Instruments — The carrying amounts of financial instruments including cash and cash equivalents, receivables, deposits, and payables approximated fair value as of June 30, 2012, because of the relatively short maturity of these instruments.

Revenue Recognition — Revenue is primarily earned from commissions where the Company is the broker-dealer of record for certain mutual funds transactions. Income received from front-end commission and related transaction fees are recorded on a trade date basis as the transactions occur. Income received from Rule 12b-1 distribution and service fees, and related expenses, are recognized when earned. Commissions and service fees receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary.

Income Taxes — The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's member and no provision for income taxes has been recorded in the accompanying financial statements.

The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, the Company is required to make many subjective assumptions and judgments regarding income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to its subjective assumptions and judgments which can materially affect amounts recognized in its statement of financial condition and statement of income and member's equity.

The 2008 through 2010 federal and the 2007 through 2010 state tax returns remain open for examination by the Internal Revenue Service and various state taxing authorities. Our policy is to recognize any interest related to unrecognized tax benefits in interest expense or interest income. We recognize penalties as additional income tax expense. We had no uncertain tax positions and therefore accrued no interest or penalties related to uncertain tax positions.

Stock-Based Compensation—The Company is allocated its share of applicable stock-based compensation expense from Broadridge. Stock-Based Compensation expense is included in employee compensation and benefits on the statement of income and is recorded as a capital contribution within member's equity.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions during the reporting period that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED-PARTY TRANSACTIONS

The Company has an Expense Paying Agreement (the "Agreement") with MSCS, where MSCS provides office space, personal property, utilities, accounting, payroll, and employee benefit services to the Company, and the Company pays MSCS for its share based upon its usage. The Company recorded approximately $1.5 million in allocated expenses for the six-month period ended June 30, 2012. These amounts may not be indicative of expenses for similar transactions incurred with third parties. For the six months ended June 30, 2012, transactions with affiliates under this Agreement are reflected in the statement of income as set forth below ($ in 000s):

	Six Months Ended June 30, 2012
Expenses	
Employee compensation and benefits	$ 728
Other operating expenses	571
Communications and data processing	194
Total Expenses	$ 1,493

The Agreement also provides that, in addition to the allocation of expenses described above, the Company pays administrative fees resulting primarily from facilitating the clearing of purchase and redemption trades of various mutual fund shares for the Customers of MSCS. Pursuant to the Agreement, the administrative fees were paid to MG Trust Company, LLC, a wholly owned subsidiary of Matrix Financial Solutions, Inc. Such fees were approximately $26.1 million for the six-month period ended June 30, 2012.

Employees of the Company as well as employees, for which compensation costs are allocated under the Agreement, have been granted stock based compensation awards by Broadridge. During the six months ended June 30, 2012, Broadridge funded approximately $36,500 of stock-based compensation. The Company treated such costs as a capital contribution as there is no intent to repay Broadridge. Such charges are included within employee compensation and benefits in the statement of income. As of June 30, 2012, the Company had compensation costs related to nonvested stock based compensation awards not yet recognized in the amount of $54,700, which is expected to be recognized over the nine months remaining in the vesting period.

Broadridge funds payroll and accounts payable on behalf of the company. The company subsequently reimburses Broadridge for such payments. As of June 30, 2012, the Company owed $272,391 to Broadridge.

For the six-month period ended June 30, 2012, the Company made distributions to the Parent in the amount of $1.5 million.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At June 30, 2012, the Company had net capital of $3,253,825, which was $2,453,735 in excess of its required net capital of $800,090 (the greater of $25,000 or 6 2/3% of aggregate indebtedness). The Company's aggregate indebtedness to net capital ratio was 3.68 to 1 as of June 30, 2012.

5. EMPLOYEE BENEFIT PLANS

Certain employees of the Company participate in Broadridge's employee benefit plans. These plans include a benefit plan providing health benefits to eligible employees and a 401(k) retirement and savings plan. The costs of these plans were allocated to the Company by Broadridge and approximated $475,000 for the six month period ended June 30, 2012, which is included within employee compensation and benefits in the statement of income.

6. PRIOR PERIOD ADJUSTMENT TO RESTATE MEMBERS EQUITY

In prior fiscal years, the Company recognized revenues for distribution and service fees when received. Effective with the six month period ended June 30, 2012, the Company recorded an estimated accrual to recognize in the statement of income unbilled earned distribution and service fees. As a result of this change, the Company has recorded a prior period adjustment to beginning member's equity to reflect an accrual to recognize unbilled earned distribution and service fees that should have been recorded at December 31, 2011 in the amount of $2,041,230.

7. CONTINGENCIES

From time to time, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters, may result in a material impact on the Company's financial position, results of operations or cash flows. As of June 30, 2012, management is not aware of any pending or threatened litigation against the Company.

8. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2012 through the date of issuance. No subsequent events requiring adjustment or disclosure have occurred.

* * * * * *

SUPPLEMENTAL SCHEDULES

MSCS FINANCIAL SERVICES, LLC

SCHEDULE I — COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2012

TOTAL MEMBER'S EQUITY	$ 5,913,692
DEDUCT NONALLOWABLE ASSETS:	
Accounts receivable	(2,589,251)
Prepaid expenses	(70,616)
NET CAPITAL	$ 3,253,825
TOTAL AGGREGATE INDEBTEDNESS	$ 12,001,349
NET CAPITAL	$ 3,253,825
MINIMUM NET CAPITAL REQUIREMENT (Greater of $25,000 or 6 2/3% of aggregate indebtedness)	800,090
EXCESS NET CAPITAL	$ 2,453,735
AGGREGATE INDEBTEDNESS TO NET CAPITAL	368.84 %

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 - Part IIA filing as of June 30, 2012, filed on September 13, 2012.

MSCS FINANCIAL SERVICES, LLC

SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 AS OF JUNE 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and paragraph (k)(2)(ii) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: + 1 303 292 5400
Fax: + 1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Member
MSCS Financial Services, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of MSCS Financial Services, LLC (the "Company") as of and for the six-month period ended June 30, 2012 (on which we issued our report dated September 13, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control related to the selection and application of an accounting principle in the prior year and was remediated in the current year that we consider to be a material weakness, as defined above:

Prior to the six month period ended June 30, 2012, the Company recognized revenues for distribution and service fees on a when received basis. The Company remediated the deficiency prior to June 30, 2012. As a result of this change, the Company recorded a prior period adjustment to beginning member's equity for revenues that should have been accrued as of December 31, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the matter noted above, which we consider to be a material inadequacy, as defined above, relating to the prior year and corrected in the current year, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

September 13, 2012